

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2022

Robert Hershberg, M.D., Ph.D.
Chief Executive Officer
HilleVax, Inc.
75 State Street
Suite 100 - #9995
Boston, MA 02109

        Re: HilleVax, Inc.
            Amendment No. 2 to
            Draft Registration Statement on Form S-1
            Submitted February 28, 2022
            CIK No. 0001888012

Dear Dr. Hershberg:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted February 28, 2022

Our amended and restated certificate of incorporation and amended and restated bylaws..., page 75

1.   We note your disclosure on page 75 that the exclusive forum in your amended and restated certificate of incorporation does not apply to suits brought to enforce a duty or liability created by the Exchange Act. Please ensure that the exclusive forum provision in your amended and restated certificate of incorporation states this clearly.

Efficacy trials in adults, page 118

2. Please revise to disclose the number of participants enrolled in the Challenge trial for your LV01-103 product candidate.

You may contact Julie Sherman at 202-551-3640 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Cheston J. Larson, Esq.